Exhibit 99.1

GREENBROOK TMS RECEIVES NASDAQ DELISTING NOTICE AND Intends TO APPEAL

November 17, 2023 – Toronto, ON – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced that it received notification from the Nasdaq Stock Market LLC (“Nasdaq”) on November 14, 2023, that Nasdaq has determined to delist the Company’s common shares (the “Common Shares”) due to noncompliance with the Minimum Bid Requirement and the MVLS Requirement (each as defined below). The Company received notification on May 16, 2023 that it was not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market (NASDAQ Listing Rule 5550(a)(2)), as the bid price for the Common Shares on Nasdaq closed below US$1.00 (the “Minimum Bid Requirement”) for 30 consecutive days from March 31, 2023 to May 12, 2023. The Company was provided 180 calendar days, or until November 13, 2023, to regain compliance with the Minimum Bid Requirement.

In addition, as previously disclosed, the Company received notification on May 16, 2023 that it was not in compliance with the minimum market value of listed securities requirement (NASDAQ Listing Rule 5550(b)(2)), as the market value of the Company’s listed securities had been below the minimum US$35 million required (the “MVLS Requirement”) for 30 consecutive days from April 3, 2023 to May 15, 2023. The Company was provided 180 calendar days, or until November 13, 2023, to regain compliance with the MVLS Requirement. This deficiency serves as an additional and separate basis for delisting.

The Company intends to appeal the determination made by Nasdaq pursuant to the procedures set forth in the Nasdaq Listing Rules. The Nasdaq Listing Rules provide that the Company may request a hearing before a Nasdaq Hearings Panel (the “Panel”), and such hearing request will stay the suspension of the Company’s securities pending the Panel’s decision. There can be no assurance as to the success or outcome of the appeal.

About Greenbrook TMS Inc.

Operating through 130 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than 1.3 million treatments to over 40,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this press release, including statements regarding the ability to remain listed on Nasdaq, may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively “forward-looking” information). Forward-looking information may relate to the Company’s future financial and liquidity outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company’s listing status on Nasdaq may be forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs and debt obligations; prolonged decline in the price of the Common Shares reducing the Company’s ability to raise capital; inability to satisfy debt covenants under the Company’s credit facility and the potential acceleration of indebtedness; including as a result of an unfavorable decision in respect of the litigation with Benjamin Klein; risks related to the ability to continue to negotiate amendments to the Company’s credit facility to prevent a default; risks relating to the Company’s ability to deliver and execute on the previously-announced restructuring plan (the “Restructuring Plan”) and the possible failure to complete the Restructuring Plan on terms acceptable to the Company or its suppliers (including Neuronetics, Inc.), or at all; risks relating to maintaining an active, liquid and orderly trading market for Common Shares as a result of the Company’s potential inability to remain listed on Nasdaq; the Company’s potential inability to regain compliance with Nasdaq’s listing rules; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; inability to achieve or sustain profitability in the future; inability to secure additional financing to fund losses from operations and satisfy the Company’s debt obligations; risks relating to strategic alternatives, including restructuring or refinancing of the Company’s debt, seeking additional debt or equity capital, reducing or delaying the Company’s business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining bankruptcy protection, and the terms, value and timing of any transaction resulting from that process; claims made by or against the Company, which may be resolved unfavorably to us; risks relating to the Company’s dependence on Neuronetics, Inc. as its exclusive supplier of TMS devices. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedarplus.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.